EXHIBIT 99.26

Emerald Health Therapeutics Applauds the Government of Canada for the Release of Final Ingestible Regulations

Final regulatory framework positions Emerald for further growth

VANCOUVER, British Columbia, June 14, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (“Emerald”) (TSXV: EMH; OTCQX: EMHTF) is pleased that today the Government of Canada released the final regulatory framework for ingestibles and edibles.

“The clarity of the final regulatory framework provides is important for Emerald in bringing our new product categories such as vape pens, ingestibles and edibles to market,” said Allan Rewak, VP Communications and Stakeholder Relations. “We applaud the government for providing this certainty today.”

The regulatory framework announced by Health Canada prohibits product forms that could be appealing to children and youth, combine alcohol or nicotine with cannabis and restrict production of infused cannabis products to dedicated licenced cannabis facilities approved by Health Canada.

“We see today’s announcement as a positive step forward and a validation of our plan,” said Dr. Avtar Dhillon, Emerald’s Executive Chairman and President. “In anticipation of the restrictions placed on production for infused cannabis products, we worked with our strategic partner the Factors Group to fully segment their Kelowna plant into a separate processing facility. As a result of this early action, I am pleased to say that the Factors Group is working to complete construction in the near term, with the final evidence package to be submitted to Health Canada shortly thereafter.”

Emerald’s partnership with the Factors Group is anticipated to greatly assist the Company in overcoming processing bottlenecks in the Canadian marketplace for extraction and ingestible processing due to the restrictions on allowable production facilities. Once fully operational, the Factors Group will be capable of converting up to 1 million kg of biomass into value added products, beginning with soft-gels.

The regulations announced today will come into force on October 17th, 2019, which when combined with the statutory 60-day notification period for new product forms, will allow Emerald to introduce new ingestible product categories to market in the December – January timeframe.

About Emerald Health Therapeutics

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed and fully planted in the first of its two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Saint Eustache, Québec is completing the build-out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald has contracted for approximately 1,200 acres of hemp in 2019 to 2022 with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products aimed at providing wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. # 5

Emerald Media Relations
Allan Rewak
(647) 206-1231
arewak@emeraldhealth.ca

Emerald Investor Relations
(800) 757 3536 Ext. #5

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include projected job creation figures at our operating facilities; production and processing capacity of various facilities; expansion of facilities; and anticipated production costs.

We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, failure to obtain regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.